March 27, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust

(File Nos. 333-89822 and 811-21114)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of ProShares Trust (the “Trust”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 115 under the Securities Act and Amendment No. 124 under the 1940 Act to the Trust’s Registration Statement on Form N-1A, relating to ProShares CDS North American HY Credit ETF, ProShares CDS Short North American HY Credit ETF, ProShares CDS North American IG Credit ETF, ProShares CDS Short North American IG Credit ETF, ProShares CDS European HY Credit ETF, ProShares CDS Short European HY Credit ETF, ProShares CDS European IG Credit ETF and ProShares CDS Short European IG Credit ETF.

Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6539.

Sincerely,

/s/ Amy R. Doberman

Amy R. Doberman

Chief Legal Officer and Secretary of ProShares Trust